UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: *	THE DMS FUNDS

Address of Principal Business Office (No. & Street, City, State, Zip Code):
2619 LEISCZ’S BRIDGE ROAD, SUITE 200, LEESPORT, PA 19533

Telephone Number (including area code):	(484) 671-2520

Name and address of agent for service of process:
Timothy F. Demers STEVENS & LEE 111 N 6TH ST, PO BOX 679, READING PA 19603-0679

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒** NO☐

* See footnote 1 to Item 1.
** See Instructions 4(b) and 4(f).

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SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Reading and the state of Pennsylvania on the 25th day of April, 2012.

THE DMSFUNDS

By:  ____s:_/Peter S. Kohli/________

Chairman and CEO

ATTEST:

__s: /Timothy F. Demers/__

Assistant Secretary

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